DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
February 11, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Amendment No. 3 to Registration Statement on Form 10 Filed February 10, 2010 File No. 1-34540
Dear Mr. Mancuso:
Reference is made to the “Grant of Options to Consultant” section appearing on page 25 of the above-referenced filing. On behalf of our client Unilife Corporation (the “Company”), we hereby confirm that the 1,000,000 shares underlying the options granted to Mr. Edward Fine and the A$6.33 per share exercise price disclosed in the aforesaid section reflect the number of shares and exercise price as they have been adjusted to take into account the one for six share consolidation effected in connection with the redomiciliation transaction that was completed on January 27, 2010, and, therefore, no further adjustment to such number of shares or exercise price will be made.
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Please call the undersigned at (212) 335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.
Very truly yours,
/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

cc:	Thomas A. Jones Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation